Exhibit 99.1

FUNTALK CHINA HOLDINGS LIMITED
SHAREHOLDERS VOTE TO APPROVE GOING PRIVATE TRANSACTION

BEIJING, August 22, 2011 -- Funtalk China Holdings Limited (the “Company” or “Funtalk”) (Nasdaq: FTLK), a leading China-based retailer and wholesale distributor of wireless communications devices, accessories and content, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to adopt the previously announced definitive agreement, dated as of May 31, 2011, by and among Fortress Group Limited (“Parent”), a newly-formed entity jointly owned by ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, which is controlled by the chairman of the board of directors of the Company, Mr. Kuo Zhang, Huge Harvest Enterprises Limited, which is wholly owned and controlled by the chief executive officer of the Company, Mr. Dongping Fei, Kingstate Group Limited, which is wholly owned and controlled by Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly owned subsidiary of the Company, and Trend Focus Limited, which is wholly owned and controlled by Mr. Francis Kwok Cheong Wan, senior vice president of corporate investor relations of the Company, Fortress Merger Sub Limited, a wholly owned subsidiary of Parent (“Merger Sub”) and the Company (the “Agreement”), pursuant to which the Company will be the surviving entity in the going private transaction as a wholly owned subsidiary of Parent and approve the transactions contemplated by the Agreement. Approximately 91.90% of the Company’s total outstanding ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of the ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 98.76% were voted in favor of the proposal to adopt the Agreement and approve the transactions contemplated by the Agreement.

The parties currently expect to complete the transaction by the end of August 2011, subject to the satisfaction or waiver of the conditions set forth in the Agreement. In connection with the closing of the proposed transaction, PAG Asia I LP will subscribe for equity-linked securities of Parent, subject to the satisfaction or waiver of the conditions set forth in a subscription agreement, dated May 31, 2011, by and among PAG Asia I LP, Parent and the other parties listed therein, the proceeds of which shall be used in part by Parent to provide financing for the transaction. If completed, the proposed transaction would result in the Company becoming a privately held company and its ordinary shares would no longer be listed on the NASDAQ Global Market.

About Funtalk China Holdings Ltd.

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces in China. The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

ICR, Inc.
Bill Zima
Tel: +86-10-6583-7511
Or: +1-203-682-8233
Email: bill.zima@icrinc.com

Funtalk China Holdings Ltd. (China)
Riva Zhang
Investor Relations Manager
Tel: +86-10-5709-1192
Email: ir@funtalk.cn

SOURCE Funtalk China Holdings Limited